Broadleaf Capital Partners, Inc.
3887 Pacific Street
Las Vegas, NV 89121

September 16, 2013

Daniel L. Gordon
Branch Chief
US Securities and Exchange Commission
Washington DC  20549
Las Vegas, NV 89121

Re: Broadleaf Capital Partners, Inc.
Form 10-K for the year ending December 31, 2012
Filed March 28, 2013
File No. 814-00175

Mr. Gordon:

Enclosed are the responses item by item to your recent comment letter. Our responses are in order and following your comments for ease of reference and are as follows:

 Form 10-K for the year ended December 31, 2012

Management’s Annual Report on Internal Control over Financial Reporting, page 30

1.
 We note that your response to comment one in our letter dated August 5, 2013 does not mention the framework you used to evaluate the effectiveness of your internal control over financial reporting (“ICFR”). Please note that the framework on which management bases its evaluation of ICFR must be a suitable, recognized control framework. Many companies follow the “Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), but other frameworks are also acceptable. In June 2007, the SEC issued interpretative guidance regarding management’s report on ICFR (Release No. 33-8810). An evaluation following this interpretative guidance is one way to satisfy the evaluation requirements of ICFR. In future filings please disclose the framework you used to evaluate the effectiveness of your ICFR.

Please note that the Company is using the Internal Control- Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") which was described in detail in our last response letter without citing the Commission's report. We will also include this description of our evaluation in our  future filings

 General

2.
We note the acknowledgements (i.e. Tandy language) provided at the end of your response letter dated August 16, 2013. However, you have not acknowledged that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Please include all of the acknowledgements that we required in our letter dated August 5, 2013. We note your disclosure of the operating results of your subsidiary Pipeline Nutrition, Inc. on page 10

We have noted your comment and will include "Tandy language" disclosure in all of our future responses.

In conclusion, your comments are duly noted and will be incorporated into our future filings and response letters. We acknowledge as part of our response  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

T. W. Owen, CFO

                                                                                                                             Broadleaf Capital Partners, Inc.